CENTURY PETROLEUM CORP.
9595 Six Pines Drive, Suite 8210
Building 8, Level 2
The Woodlands, TX 77380

March _____, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7410
Washington, DC 205497410

Attention: Jennifer O’Brien, Division of Corporate Finance

Dear Sirs:

Re:	Century Petroleum Corp. (the "Company")
Form 10-KSB for Fiscal Year Ended April 30, 2007
Filed: July 30, 2007
Form 10-QSB for Fiscal Quarter Ended October 31, 2007
Your File No. 333-126490

           In connection with your letter of February 28, 2008, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

CENTURY PETROLEUM CORP.

Per:

           Johannes T. Petersen